03012364

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 28071

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hornblower Fischer & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street
(No. and Street)

New York, (City) — New York (State) — 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Downey — (212) 425-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Thomas Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornblower Fischer & Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller

Title

Notary Public 2-27-03

ANJA HETTLICH
Notary Public, State of New York
No. 01HE5003420
Qualified in Queens County
Commission Expires October 19, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HORNBLOWER FISCHER & CO.
AND SUBSIDIARIES
(a wholly-owned subsidiary of Hornblower Fischer AG)

December 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Hornblower Fischer & Co.

We have audited the accompanying consolidated statement of financial condition of Hornblower Fischer & Co. and its subsidiaries (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note D to the consolidated statement of financial condition, the Company has extensive transactions and relationships with affiliates.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hornblower Fischer & Co. and its subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 21, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Hornblower Fischer & Co. and Subsidiaries
(a wholly-owned subsidiary of Hornblower Fischer AG)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Customers' segregated funds	
Cash	$ 78,606
Cash and securities on deposit with clearing organizations and other futures commission merchants	7,031,568
Cash and cash equivalents	1,257,671
Deposits with and receivables from clearing brokers (Note D)	2,831,051
Receivables from customers	95,919
Receivables from related parties (Note D)	189,201
Furniture, fixtures and leasehold improvements, at cost (less accumulated depreciation and amortization of $450,898)	82,750
Prepaid and other assets	274,758
Securities owned, at value	85,037
Total assets	$11,926,561
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payables to customers	
Regulated	$ 4,669,364
Nonregulated	3,798,844
Affiliated customers	118,289
Accounts payable and accrued expenses	313,858
Payable to affiliate	207,862
Payable to broker-dealers	100,595
Total liabilities	9,208,812
Commitments (Note E)	
Stockholder's equity	2,717,749
Total liabilities and stockholder's equity	$11,926,561

The accompanying notes are an integral part of this statement.

Hornblower Fischer & Co. and Subsidiaries
(a wholly-owned subsidiary of Hornblower Fischer AG)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

NOTE A - ORGANIZATION

Hornblower Fischer & Co. (the "Company") is a wholly-owned subsidiary of Hornblower Fischer AG ("AG"). The Company's primary activity is to execute commodities and securities transactions for customers on a global basis. The Company owns two subsidiaries, Hornblower Fischer Capital Management Corp. and Empire Brokerage Services Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant and a commodity pool operator with the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the National Association of Securities Dealers, Inc., the National Futures Association and the Securities Investor Protection Corporation. The Company provides brokerage services to both individual and institutional clients on a global basis. The services include commodity transactions which are executed on an omnibus basis on exchanges throughout the world, securities transactions which are executed through global clearing brokers on a fully disclosed basis, and principal fixed income transactions which include U.S. Government securities, eurobonds, corporate securities and municipal securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year.

Included in cash and cash equivalents are investments in money market accounts which are readily convertible to cash.

Securities owned, including securities segregated under the Commodity Exchange Act, consist principally of U.S. Treasury obligations, are recorded on a trade-date basis and are reflected at market value.

Furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease.

NOTE B (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - CASH AND SECURITIES SEGREGATED UNDER THE COMMODITY EXCHANGE ACT

At December 31, 2002, cash of $78,606 and deposits with brokers totaling $4,659,848 are segregated under the requirements of the Commodity Exchange Act. In addition, $2,371,720 of Company-owned U.S. Treasury obligations (representing investment of customer segregated funds) and $748,469 of customer-owned securities, at market (U.S. Treasury obligations) are segregated under the requirements of the Commodity Exchange Act. Such customer-owned securities are not included in the consolidated statement of financial condition.

NOTE D - RELATED PARTY TRANSACTIONS

The majority of the Company's customers have been introduced to the Company by and are also customers of AG. The Company provides brokerage and other related services to these customers.

At December 31, 2002, the following intercompany balances were outstanding:

Deposits with and receivables from clearing brokers	$1,119,273
Receivables from related parties (officers and employees)	$ 189,201
Payable to affiliate	$ 207,862

Receivables from related parties bear interest at a rate in accordance with Internal Revenue Service guidelines and are due upon demand.

NOTE E - COMMITMENTS

The Company leases office space under noncancellable operating leases. The Company is also liable for rent escalations based on increases in operating expenses and real estate taxes. Aggregate minimum annual rental commitments are as follows:

Year ending December 31,	
2003	$312,491
2004	280,397
2005	215,208
2006	38,908
2007	3,648
	$850,652

NOTE F - RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts receivable or payable relating to open futures and options positions. Customer receivables are primarily collateralized by cash and U.S. Government securities deposited with the Company.

Payables to customers (nonregulated) relate to trades on exchanges outside the United States of America. While not being regulated in the United States of America, these transactions may be regulated in these other locations.

Payables to affiliated customers relate to open futures and options positions held by customers of the Company or affiliated companies trading on exchanges worldwide.

NOTE G - TAXES

The Company files a consolidated Federal income tax return with one of its subsidiaries. State and local tax returns are filed on a separate-company basis.

NOTE G (continued)

The effective tax rate of 27% differs from the statutory rate primarily clue to minimum state and local taxes due in various states in which the Company files and the benefit of incremental Federal rates. The Company's deferred tax asset of $20,710 is primarily attributable to net operating losses during 2002. The Company has not reduced its deferred tax asset, as it believes the amount will be realized in future years. The Company has a history of operating income and expects to utilize all deferred tax assets.

The net operating loss carryforwards of approximately $45,000 expire at December 31, 2022.

NOTE H - OFF-BALANCE-SHEET RISK

Commodities transactions are primarily executed on a margin basis, subject to individual exchange regulations. The Company may incur a loss if the margin deposits, cash and securities in a customer's account are not sufficient to fully cover the costs of closing the customer's positions.

Securities and commodities transactions of customers are cleared through clearing brokers. Pursuant to the clearing agreements, the clearing brokers have the right to charge the Company for unsecured losses that may result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. The Company controls the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Substantially all of the Company's trading accounts are on deposit with major future commission merchants and brokers. The Company is exposed to credit risk as a result of these relationships.

NOTE I - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Management estimates that the aggregate net fair value of financial instruments recognized on the consolidated statement of financial condition (including cash and securities segregated under the Commodity Exchange Act, deposits, receivables, payables and accruals) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. In addition, the Company is also subject to the Risk Based Capital Requirement of the National Futures Association. The Company is required to maintain net capital in accordance with the greater of the Rule or CFTC Regulation 1.17 or the National Futures Association Requirement. At December 31, 2002, the higher net capital requirement was the Rule. At December 31, 2002, the Company had net capital of $2,012,824, which was $1,709,360 in excess of its requited net capital of $303,464.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com